SimpleForms, PBC
A Delaware Public Benefit Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2016

SimpleForms, PBC (fka What Tax Form, PBC)

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors & Management
SimpleForms, PBC
San Diego, California

We have reviewed the accompanying financial statements of SimpleForms, PBC (fka What Tax Form, PBC), which comprise the balance sheet as of December 31, 2016, and the related statements of income, stockholders' equity, and cash flows for the period beginning March 18, 2016 ("Inception") through December 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As disclosed in Note 1 of the financial statements, substantial doubt is raised about SimpleForms, PBC's ability to continue as a going concern. The accompanying financial statements do not included any adjustments that may be necessary should the company be unable to continue as a going concern; however, our conclusion is not modified with respect to this matter.

Manhattan Beach, CA
October 10, 2017

Leif Stein, CPA leif@leifsteincpa.com 113 28th Pl, Manhattan Beach, California

SimpleForms, PBC (fka What Tax Form, PBC)
BALANCE SHEET (unaudited)
As of December 31, 2016

	2016
ASSETS	
Current assets:	
Cash and cash equivalents	$ 217
Developed software	19,686
Total current assets	19,903
Other assets:	
Developed software, non-current	39,371
Total assets	**$ 59,274**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current liabilities:	
Accrued compensation	$ 29,849
Other liabilities:	
Convertible note issued to related party, including accrued interest	50,370
Advance from stockholder	38,464
Total other liabilities	88,834
Total liabilities	**$ 118,683**
Stockholders' equity:	
Common Stock, $0.00001 par, 10,000,000 shares authorized, 6,545,000 shares issued and outstanding as of December 31, 2016	0
Accumulated deficit	(59,409)
Total stockholders' equity	(59,409)
Total liabilities and equity	**$ 59,274**

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

SimpleForms, PBC (fka What Tax Form, PBC)
STATEMENT OF OPERATIONS (unaudited)
For the period beginning March 18, 2016 (inception) through December 31, 2016

	2016
Revenue	$ -
Operating expenses:	
Salaries & wages	30,097
Professional fees	14,561
General & administrative	7,763
Travel & entertainment	6,618
Total operating expenses	59,039
Other income (expense):	
Interest expense	(370)
Net loss before provision for income taxes	**(59,409)**
Provision for income taxes	-
Net loss	**(59,409)**

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

SimpleForms, PBC (fka What Tax Form, PBC)
STATEMENT OF STOCKHOLDERS' EQUITY (unaudited)
For the period beginning March 18, 2016 (inception) through December 31, 2016

	Common stock				
	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance on March 18, 2016 (inception)	**-**	**$ -**	**$ -**	**$ -**	**$ -**
Issuance of common stock to founders	6,545,000	0	-	-	0
Loss from operations	-	-	-	(59,409)	(59,409)
Balance on December 31, 2016	**$ 6,545,000**	**$ -**	**$ -**	**$ (59,409)**	**$ (59,409)**

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

SimpleForms, PBC (fka What Tax Form, PBC)
STATEMENT OF CASH FLOWS (unaudited)
For the period beginning March 18, 2016 (inception) through December 31, 2016

	2016
CASH FLOWS FROM OPERATING ACTIVITIES	
Loss from operations	$ (59,409)
Adjustments to reconcile net loss to cash used in operating activities:	
Increase in accrued compensation	29,849
Changes in operating assets and liabilities:	
Developed software	(59,057)
Net Cash provided by operations	**(88,617)**
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from convertible note issued to related party	50,000
Proceeds from advance from stockholder	38,464
Increase in accrued interest	370
Net cash provided by financing activities	**88,834**
Net increase in cash and cash equivalents	217
Cash and cash equivalents, beginning	-
Cash and equivalents, ending	**$ 217**
SUPPLEMENTARY CASH FLOW INFORMATION	
Cash paid for interest	$ -
Cash paid for income taxes	-

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1 – NATURE OF OPERATIONS

SimpleForms, PBC ("the Company") is a for-profit public benefit corporation incorporated in the state of Delaware on March 18, 2016 (Inception); on May 30th, 2017 the Company amended its corporate charter to change its name to SimpleForms, PBC from What Tax Form, PBC. The Company is a software startup which operates a cloud-based platform (www.simpleforms.com) enabling the simplified completion, exchange and storage of mandatory employment related compliance forms (W4, W9, I9, etc.) as well as user-defined employee onboarding forms such as employee handbooks. The Company is headquartered in San Diego, California.

Going Concern and Management's Plans
The Company had no revenue and has incurred losses since Inception, had negative net working capital as of December 31, 2016, and will rely on debt and equity financing to fund operations and further development of its software until a sufficient number of customers are acquired. These matters raise substantial doubt about the Company's ability to continue as a going concern. Throughout the next 12 months the Company intends to fund its operations with funding from additional debt and/or equity offerings, a proposed Regulation Crowdfunding offering and revenue from operations. Although the Company raised additional capital during 2017 (see Note 8 for further discussion of events subsequent to December 31, 2016) there are no assurances that management will be able to raise further capital on terms acceptable to the Company. If management is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of product development activities and sales efforts, which could have a negative impact to financial and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

See Independent Accountant's Review Report.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016. The carrying amounts of financial instruments reported on the balance sheet approximate their fair values.

Risks and Uncertainties
The Company has a limited operating history and did not generate revenue from intended operations during 2016. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to technological changes and technology usage behaviors, availability of qualified candidates, and significant competition from larger more well-funded companies. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
The Company considers all highly-liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2016 the Company had no items, other than bank deposits, that would be considered cash equivalents.

Software Development Costs
The Company develops and utilizes internally developed software intended to be sold or licensed to customers. Costs incurred are accounted for under the provisions of Accounting Standards Codification ("ASC") 350, Intangibles – Goodwill and Other, whereby direct costs related to development and enhancement of internal use software are capitalized, and costs related to maintenance are expensed as incurred. These software development costs are amortized over the estimated useful life of the software. $59,057 of such costs were capitalized during the period ended December 31, 2016.

Revenue Recognition
The Company will recognize revenues from services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. Revenue will be deferred when the above criteria has not been met.

Income Taxes
The Company accounts for income taxes according to ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

See Independent Accountant's Review Report.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Deferred tax assets are made up of net operating loss carryforwards which equal the net loss in the accompanying statement of operations and reduced by a full valuation allowance. The net operating losses begin to expire in 2036.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is currently not involved with, or know of, any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – OTHER LIABILITIES

Convertible Notes
During August of 2016 the Company received $50,000 from the issuance of a convertible note to a related party and is due August 18, 2018 bearing 2% annual interest due upon maturity and converts to shares of the Company's common stock at a discount of 80% upon a qualified equity financing greater than $5,000,000. See Note 7 for further discussion of this related party transaction.

NOTE 5 - ADVANCE FROM STOCKHOLDER

The Company's founder provided the Company a $38,464 advance in 2016. This advance is without interest and is considered payable on demand. The Company plans to convert this advance to the Company's common stock in 2018.

NOTE 6 – STOCKHOLDERS' EQUITY

Common Stock
Upon Inception, the Company authorized 10,000,000 shares of common stock at $0.00001 par value.

Shortly after Inception, the Company issued 6,545,000 shares of common stock to its founders.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company issued a $50,000 convertible note (see Note 4) to members of a founder's immediate family. As of December 31 2016, there was $370 in accrued interest related to the convertible note. No additional amounts were received from members of the founder's immediate family subsequent to December 31, 2016 and the convertible note remains outstanding through the date the financial statements were available to be issued.

NOTE 8 – SUBSEQUENT EVENTS

On May 30, 2017 the Company amended its corporate charter to change its name to SimpleForms, PBC.

During 2017, the Company received $255,000 from the proceeds from the issuance of eight convertible notes at par value, the terms of which approximated the terms of the convertible note issued to a related party discussed in Note 4.

During 2017, the Company received $20,000 from the issuance of a convertible equity agreement in which the holder is entitled to receive 6% of the Company's common stock upon a qualifying financing or liquidity event.

During 2017, the Company issued or agreed to issue 350,000 shares of common stock in exchange for software development and professional services.

During 2017, the Company created an incentive stock option program and reserved 800,000 shares for issuance under this program. During 2017, the Company issued 692,000 options at $0.25 per share to employees and contractors under this program.

The Company has evaluated subsequent events that occurred after December 31, 2016 through October 10, 2017, the date these financial statements were available to be issued.